Mayer Brown LLP
1675 Broadway
New York, New York 10019-5820

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Paul A. Jorissen
Direct Tel +1 212 506 2555
Direct Fax +1 212 849 5555
pjorissen@mayerbrown.com
September 2, 2011
BY EDGAR COURIER
Ms. Rolaine S. Bancroft
Senior Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CEF Equipment Holding, L.L.C. Response to Comment Letter, dated as of August 31, 2011, to Post Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-160604)
Dear Ms. Bancroft:
On behalf of CEF Equipment Holding, L.L.C. (the “Registrant”), we submit this letter in response to the comments in your letter, dated as of August 31, 2011, relating to the above-referenced post-effective amendment (the “Post-Effective Amendment”) to the above referenced registration statement (the “Registration Statement”). For your convenience, we are enclosing (i) two marked courtesy copies of the amended form prospectus supplement and (ii) two clean courtesy copies of the amended prospectus, each in printed format. The copies of the form prospectus supplement are marked to indicate changes from the previous filing.
Registration Statement on Form S-3
General
1.	We note that your disclosure states that true leases may be added to a securitized pool and will therefore include residual values. We could not locate disclosure that residual values will be limited to less than 20% of the pool. Please revise to include disclosure that residual values will be limited to 20% of the pool or advise.
                   Response: We have added the requested disclosure on pages S-4 and S-26 of the form prospectus supplement enclosed hereto.
Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Rolaine S. Bancroft
September 2, 2011

2.	Please revise your prospectus supplement to provide bracketed language indicating that you provide the disclosures required by new Item 1104(e) and Item 1121(c) of Regulation AB, as applicable.
     Response: We have added the requested bracketed language on pages S-37 and S-62 of the form prospectus supplement enclosed hereto.
3.	Please revise your prospectus supplement to include bracketed language indicating that you perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.
     Response: We have added the requested bracketed language on page S-25 of the form prospectus supplement enclosed hereto.
If you have any questions concerning the Post-Effective Amendment, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Very truly yours,

/S/ Paul A. Jorissen
Paul A. Jorissen